

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. Stéphane Rougeot
Chief Financial Officer
Technicolor
1 rue Jeanne d'Arc
Issy-les-Moulineaux 92443
France

July 29, 2010

RE: **Technicolor**
              Form 20-F for the fiscal year ended December 31, 2009
              Filed April 7, 2010
              File No. 1-14974

Dear Mr. Rougeot:

     We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                                   Sincerely,

                                   Larry Spirgel
                                   Assistant Director